Exhibit 12.1

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		For the nine months ended September 30,				For the year ended December 31,
($ in millions)		2013		2012		2012		2011		2010		2009		2008

1.	Income from operations before income taxes	$2,153		$2,762		$3,306		$959		$1,100		$1,300		$(2,815)

	Fixed charges:

2.	Interest on indebtedness	$280		$281		$373		$367		$367		$392		$351

3.	Interest factor of annual rental expense	14		11		15		24		26		31		43

4.	Interest credited to contractholder funds	973		959		1,316		1,645		1,807		2,126		2,411

5.	Total fixed charges (2+3+4)	$1,267		$1,251		$1,704		$2,036		$2,200		$2,549		$2,805

6.	Preferred stock dividends	6		—		—		—		—		—		—

7.	Total fixed charges and preferred stock dividends (5+6)	$1,273		$1,251		$1,704		$2,036		$2,200		$2,549		$2,805

8.	Income from operations before income taxes and fixed charges (1+5)	$3,420		$4,013		$5,010		$2,995		$3,300		$3,849		$(10)

9.	Ratio of earnings to fixed charges (A) (8/5)	2.7	X	3.2	X	2.9	X	1.5	X	1.5	X	1.5	X	—	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$3,426		$4,013		$5,010		$2,995		$3,300		$3,849		$(10)

11.	Ratio of earnings to fixed charges and preferred stock dividends (A) (10/7)	2.7	X	3.2	X	2.9	X	1.5	X	1.5	X	1.5	X	—	X

(A)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $2.82 billion.